

FORM 4                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION        OMB Approval
                                          Washington, D.C. 20549                             ------------------
|_| Check this box if no                                                                     OMB Number 3235-0287
    longer subject to                                                                        Expires: December 31, 2001
    Section 16. Form 4                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP       Estimated average burden
    or Form 5                           ________________________________________________     Hours per response....0.5
    obligations may
    continue Instruction
    1(b).
                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                             Section 17(a) of the Public Utility Holding Company Act of 1935 or
                             Section 30(f) of the Investment Company Act of 1940







(Print or Type Responses)

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1.  Name and Address of Reporting Person* 2.  Issuer Name and Ticker or Trading Symbol     6.  Relationship of Reporting Person(s)
                                                                                               to Issuer      (Check all applicable)
Daniels          Harvey                           Cover-All Technologies Inc. ("COVR.OB")           Director          10% Owner
 ----------------------------------------------------------------------------------------      -                   -
 (Last)          (First)        (Middle)                                                       X  Officer (give     Other (specify
                                          3.  IRS or Social          4.  Statement for         -           title   -         below)
 c/o Cover-All Technologies Inc.              Security                      Month/Year                     below)
 18-01 Pollitt Dr.                            Number of Reporting          December 2000           Vice President of Marketing
                                                Person (Voluntary)    ---------------------     ------------------------------------
 ---------------------------------------                             5. If Amendment,       7.  Individual or Joint/Group Filing
         (Street)                                                           Date of Original                 (Check Applicable Line)
                                                                            (Month/Year)        X Form filed by One Reporting Person
                                                                                                -
  Fair Lawn     New Jersey       07410                                                            Form filed by More than One
                                                                                                - Reporting Person
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   (City)       (State)          (Zip)
                                                    Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.Title of Security                     2.Trans-    3.Trans-   4.  Securities Acquired (A) 5. Amount of   6. Owner-    7.Nature of
 (Instr. 3)                                action      action       or Disposed of (D)         Securities     ship        Indirect
                                           Date        Code         (Instr. 3, 4 and 5)        Beneficially   Form:       Beneficial
                                                      (Instr.                                  Owned at       Direct      Owner-
                                                      8)                                       End of Month   (D) or      ship
                                                     -------------------------------------     (Instr. 3 and  Indirect    (Instr. 4)
                                            (Month/   Code   V   Amount  (A)or   Price         4)             (I)
                                             Day/                        (D)                                  (Instr.
                                             Year)                                                            4)
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 Common Stock                            12/13/00      P         2,000     A     .3500 per       2,000        D
                                                                                 share
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.         (Over)
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (7-96)




FORM 4 (continued)                Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                  (e.g., puts, calls, warrants, options, convertible securities)

--------------------------------- ----------- ----------- ----------- -------------------- ------------------- ---------------------
1.Title of       2. Conver- 3. Trans- 4. Trans-  5.Number of    6.Date Exer-  7. Title and  8.Price  9. Number 10.Owner- 11.Nature
  Derivative        sion       action    action     Derivative     cisable and    Amount of   of        of        ship      of
  Security          or         Date      Code       Securities     Expiration     Underlying  Deriv-    Deriv-    Form      Indirect
  Instr. 3)         Exercise             (Instr.    Acquired       Date           Securities  Ative     ative     of        Bene-
                    Price of  (Month/    8)         (A)or          (Month/Day/    (Instr. 3   Secur-    Secur-    Deriv-    ficial
                    Deri-      Day/                 Disposed of    Year)          4)          Ity       ities     ative     Owner-
                    vative     Year)                (D)(Instr.                                (Instr    Bene-     Security: ship
                    Security                        3, 4and  5)                               5)       ficially  Direct    (Instr.
                                                                                                        Owned     (D) or    4)
                                       -----------------------------------------------------            at End    Indirect
                                        Code  V   (A)   (D)  Date    Expira- Title  Amount              of        (I)
                                                             Exer-   tion           or                  Month     (Instr.
                                                             cisable Date           Number              (Instr.    4)
                                                                                    of                   4)
                                                                                    Shares

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Explanation of Responses:




                                                                                /S/ Harvey Daniels

**Intentional misstatements or omissions of facts constitute                    -----------------------------     January 9,2001

Federal Criminal Violations.                                                    **Signature of Reporting Person       Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



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                                                                                SEC 1474 (7-96)

